SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on July 6, 2021.

BUENOS AIRES, ARGENTINA – July 6, 2021 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), reports the results of the Exchange Offer:

Nominal Value of Existing Notes presented and accepted for the Exchange: USD 18,797,690, of which USD 18,243,151 were presented on or before deadline to access the Early Bird.

SERIES XXXIII:

Amount to be Issued: USD 18,797,690.

Interest Rate: 6.99% nominal annual

Issuance and Settlement Date: July 6, 2021

Maturity Date: July 6, 2024

Issuance Price: 100.00% Face Value

Early Bird: The Early Bird will consist of the payment of USD 0.0075 for each USD 1 of existing Notes delivered and accepted in the Exchange under the Par Option. Said payment will be made in pesos at the exchange rate published by Communication “A” 3500 of the Argentine Central Bank on the business day prior to the expiration date of the exchange, which was ARS 95.7667 for each USD 1.

Interest payments: Semiannual starting on January 6, 2022

Principal maturity: The capital of the Series XXXIII Notes will be amortized in 3 annual installments, beginning on the first anniversary of the issue and settlement date, as indicated below:

-
33% of capital, on July 6, 2022;

-
33% of capital, on July 6, 2023; and

-
34% of capital, on the Maturity Date.

Payment Address: Payment will be made in New York City, United States, for which purpose the Company will make available US dollars in an account reported by Caja de Valores in said jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
July 6, 2021